UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Tamboran Resources Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87507T 10 1

(CUSIP Number)

Bryan Sheffield

300 Colorado Street, Suite 1900

Austin, Texas 78701

737-304-7803

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes

CUSIP No. 87507T 10 1	13D	Page 1 of 8 pages

1	Names of Reporting Persons Bryan Sheffield
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,234,980
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,234,980

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,234,980
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.1%
14	Type of Reporting Person IN

CUSIP No. 87507T 10 1	13D	Page 2 of 8 pages

1	Names of Reporting Persons Sheffield Holdings, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,234,980
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,234,980

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,234,980
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.1%
14	Type of Reporting Person PN

CUSIP No. 87507T 10 1	13D	Page 3 of 8 pages

1	Names of Reporting Persons Spraberry Interests, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,234,980
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,234,980

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,234,980
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87507T 10 1	13D	Page 4 of 8 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Tamboran Resources Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at Suite 01, Level 39, Tower One, International Towers Sydney, 100 Barangaroo Avenue, Barangaroo NSW 2000, Australia.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	Bryan Sheffield

(2)	Sheffield Holdings, LP (“Sheffield Holdings”)

(3)	Spraberry Interests, LLC

Sheffield Holdings is organized under the laws of the State of Texas and Spraberry Interests, LLC is organized under the laws of the State of Delaware. Mr. Sheffield is a citizen of the United States of America. The Reporting Persons are principally engaged in the business of investing in assets and securities, including the Common Stock of the Issuer. The address of the Reporting Persons is 300 Colorado Street, Suite 1900, Austin, Texas 78701.

During the last five years, none of the Reporting Persons (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering of Common Stock (the “IPO”), the Issuer incorporated in Delaware for the purpose of effecting a corporate reorganization between the Issuer and Tamboran Resources Pty Ltd (“TR Ltd.”), an Australian private limited company (the “corporate reorganization”). Pursuant to the corporate reorganization, the Issuer acquired all outstanding ordinary shares of TR Ltd. in exchange for 1,716,672,600 CHESS Depository Interests (“CDIs”) representing beneficial interests in 8,583,363 shares of Common Stock, with each CDI representing 1/200th of a share of Common Stock. Sheffield Holdings acquired 1,734,980 shares of Common Stock pursuant to the corporate reorganization.

On June 28, 2024, Sheffield Holdings purchased 500,000 shares of Common Stock in the IPO at a price of $24.00 per share. Sheffield Holdings obtained the funds for these acquisitions through capital contributions from its partners.

CUSIP No. 87507T 10 1	13D	Page 5 of 8 pages

Item 4.	Purpose of Transaction.

Daly Waters Placement

The Issuer has agreed to issue 312,500 shares of Common Stock to Daly Waters, an entity controlled by Mr. Sheffield, in satisfaction of certain payment obligations under a joint venture agreement between the Issuer and Daly Waters that would have become due in February 2025. As of the time of this filing, the shares have not been issued and the Reporting Persons cannot predict when the issuance will take place.

Registration Rights Agreement

On June 28, 2024, Sheffield Holdings and the Issuer entered into a Registration Rights Agreement. Under the Registration Rights Agreement, the Issuer agreed to register the sale of shares of Common Stock held by Sheffield Holdings and its affiliates under certain circumstances, and to provide Sheffield Holdings with certain customary underwritten offering and piggyback rights.

Director Nomination Agreement

In connection with the closing of the IPO, the Issuer and Sheffield Holdings entered into a Director Nomination Agreement, dated June 28, 2024. Pursuant to the Director Nomination Agreement, Sheffield Holdings has the right, but not the obligation, to nominate one nominee for election to the Issuer’s board of directors (the “Board”) for so long as Sheffield Holdings and its affiliates beneficially own at least 5% of the voting power of the Common Stock and nominate two nominees for election to the Board for so long as Sheffield Holdings and its affiliates beneficially own at least 12.5% of the voting power of the Common Stock. The rights of Sheffield Holdings will terminate on the date when such holder ceases to beneficially own at least 5% of the voting power of the Common Stock (or earlier upon written notice by such holder agreeing to terminate its rights under the agreement). The Issuer has agreed to take all actions (to the extent such actions are permitted by applicable law) to include each designated director in the slate of director nominees for election by the Issuer’s stockholders and in any related proxy statement, and not publicly oppose or object to the election of any designated director. Stephanie Reed and Ryan Dalton are Sheffield Holdings’ initial nominees to the Board.

The foregoing descriptions of the Registration Rights Agreement and Director Nomination Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 87507T 10 1	13D	Page 6 of 8 pages

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors (the “Board”), and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that the Reporting Persons will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon 13,915,524 shares of Common Stock outstanding following closing of the IPO.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Bryan Sheffield	2,234,980	16.1%	0	2,234,980	0	2,234,980
Sheffield Holdings, LP	2,234,980	16.1%	0	2,234,980	0	2,234,980
Spraberry Interests, LLC	2,234,980	16.1%	0	2,234,980	0	2,234,980

CUSIP No. 87507T 10 1	13D	Page 7 of 8 pages

Sheffield Holdings is the record holder of 2,234,980 shares of Common Stock. Spraberry Interests, LLC is the general partner of Sheffield Holdings. Bryan Sheffield is the manager of Spraberry Interests, LLC. As a result, each of Mr. Sheffield and Spraberry Interests, LLC may be deemed to share beneficial ownership of the shares held directly by Sheffield Holdings.

(c)	Except as described in Items 3 and 4, during the past 60 days, the Reporting Persons have not effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement and the Director Nomination Agreement and is incorporated herein by reference. A copy of each agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

2	Registration Rights Agreement, dated June 28, 2024, between Tamboran Resources Corporation, Sheffield Holdings, LP, and each of the other signatories from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Form on 8-K filed June 28, 2024).

3	Director Nomination Agreement, dated June 28, 2024, between Tamboran Resources Corporation and Sheffield Holdings, LP (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Form on 8-K filed June 28, 2024).

CUSIP No. 87507T 10 1	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2024

Bryan Sheffield

/s/ Bryan Sheffield

Sheffield Holdings, LP
By: Spraberry Interests, LLC, its general partner

By:	/s/ Bryan Sheffield
Name:	Bryan Sheffield
Title:	Manager

Spraberry Interests, LLC

By:	/s/ Bryan Sheffield
Name:	Bryan Sheffield
Title:	Manager